Exhibit 99.1

Turbo Energy Announces $3.25 Million Registered Direct Offering with a Single Global Institutional Investor

VALENCIA, Spain — (GLOBE NEWSWIRE) – March 12, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of AI-optimized solar energy storage technologies and solutions, today announced that it has entered into a securities purchase agreement with a single global institutional investor for the purchase and sale of 1,000,000 of the Company’s American Depositary Shares (“ADSs”) at a purchase price of $3.25 per ADS in a registered direct offering. The gross proceeds from the offering are expected to be approximately $3.25 million, before deducting placement agent commissions and other offering expenses. The closing of the offering is expected to occur on or about March 13, 2026, subject to the satisfaction of customary closing conditions.

The financing strengthens the Company’s balance sheet and supports the continued expansion of Turbo Energy’s AI-driven solar energy storage and intelligent energy management solutions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The ADSs offered to the institutional investor described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-291470), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2025. The offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users across Europe, North America and South America to reduce dependence on traditional energy sources, lower electricity costs, and improve energy reliability. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com